UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

A. M. Castle & Co.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

148411101

(Cusip Number)

Jonathan B. Mellin
30 N. LaSalle Street
Suite 1232
Chicago, IL 60602

(312) 726-3110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
W. B. & Co.
(General Partners: Jonathan B. Mellin and Reuben S. Donnelley)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
-0-
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			8,759,076
Each
Reporting		9.	Sole Dispositive Power:
Person			-0-
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
8,759,076 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
26.9% based on 32,549,823 shares of Common Stock outstanding as of November 4, 2016.

14.	Type of Reporting Person (See Instructions):
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Jonathan B. Mellin

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
939,646
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			9,628,410
Each
Reporting		9.	Sole Dispositive Power:
Person			280,377
With

		10.	Shared Dispositive Power:
1,619,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
10,568,056 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
31.7% based on 32,549,823 shares of Common Stock outstanding as of November 4, 2016, plus 750,000 shares issuable upon exercise of warrants beneficially owned by the reporting person.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Reuben S. Donnelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
33,471
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			8,759,076
Each
Reporting		9.	Sole Dispositive Power:
Person			33,471
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
8,792,547 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
27.0% based on 32,549,823 shares of Common Stock outstanding as of November 4, 2016.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
FOM Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Nevada

		7.	Sole Voting Power:
1,594,372
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			572,688
Each
Reporting		9.	Sole Dispositive Power:
Person			8,988,611
With

		10.	Shared Dispositive Power:
572,688

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
9,561,299 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
29.4% based on 32,549,823 shares of Common Stock outstanding as of November 4, 2016.

14.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

This Amendment No. 18 (this “Amendment No. 18”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.  This Amendment No. 18 is being filed in connection with that certain transaction pursuant to which SGF, LLC, an Illinois limited liability company (“SGF”), a company affiliated with the Reporting Persons agreed to provide a total of 15% of the principal amount of the Company’s new senior secured first lien term loan facilities of an aggregate principal amount of up to $112.0 million (the “Credit Facilities”). In connection with funding its portion of the Credit Facilities, SGF was issued warrants (the “Warrants”) to purchase an aggregate amount of 750,000 shares of common stock of the Company (the “Warrant Shares”) and entered into a registration rights agreement with the Company to register the Warrant Shares. Except as otherwise set forth herein, this Amendment No. 18 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 4.	Purpose of Transaction.

Except as otherwise noted below, the Common Stock of the Issuer is being held by the Reporting Persons for investment purposes only and the Reporting Person do not have any plans or proposals with respect to such Common Stock as enumerated in paragraphs (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer.

The information concerning percentages of ownership set forth on the facing pages for each Reporting Person is based on 32,549,823 shares of Common Stock reported outstanding as of November 4, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

(a) W.B. & Co.: 8,759,076 shares of Common Stock (26.9% based on 32,549,823 shares outstanding as of November 4, 2016).

Jonathan B. Mellin: 10,568,056 shares of Common Stock (31.7% based on 32,549,823 shares outstanding as of November 4, 2016, plus 750,000 shares issuable upon exercise of the Warrants beneficially owned by Mr. Mellin).

Reuben S. Donnelley: 8,792,547 shares of Common Stock (27.0% based on 32,549,823 shares outstanding as of November 4, 2016).

FOM Corporation: 9,561,299 shares of Common Stock (29.4% based on 32,549,823 shares of Common Stock outstanding as of November 4, 2016).

(b) See facing pages for each Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As previously disclosed, SGF, a company affiliated with the Reporting Persons, entered into the Letter Agreement pursuant to which SGF agreed to provide a total of 15% of the principal of the Company’s new Credit Facilities.

On December 8, 2016, the Company announced the execution and closing of the Credit Facilities. The Company’s Credit Facilities are in the form of senior secured first lien term loan facilities in an aggregate principal amount of up to $112.0 million. In connection with the closing of the Credit Facilities, SGF was issued the Warrants. The Warrants are exercisable as follows: (i) 50% of the Warrants are exercisable for $0.50 per share and will expire on June 8, 2018; and (ii) the remaining 50% of the Warrants are exercisable for $0.65 per share and will expire on June 8, 2018.

The Warrant Shares are subject to registration rights under a customary registration rights agreement, dated December 8, 2016 (the “Registration Rights Agreement”), which provides for the filing of a registration statement on Form S-3 (or another appropriate form, if Form S-3 is unavailable) to register the resale of the Warrant Shares.

Mr. Mellin serves are President and Chief Executive Officer of Simpson Estates, Inc. Simpson Estates, Inc. is the manager of SGF.

The foregoing descriptions of the terms of the Credit Facilitates, Warrants and the Registration Rights Agreement are not complete and are qualified in their entirety by reference to the text of the form of Warrant, Credit Facilities and Registration Rights Agreement, which are referenced as Exhibits 99.1, 99.2, 99.3, respectively, and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1 Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed with the SEC on December 14, 2016).
99.2 Credit Agreement, dated December 8, 2016, by and among A.M. Castle & Co., certain subsidiaries of A.M. Castle & Co., as borrowers and guarantors, the financial institutions party thereto, and Cantor Fitzgerald Securities, as agent (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed with the SEC on December 14, 2016).

99.3 Registration Rights Agreement, dated December 8, 2016, by and between A.M. Castle & Co., and the financial institutions party thereto (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on December 14, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2016	W.B. & Co.
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin General Partner
December 21, 2016	/s/ Jonathan B. Mellin
Jonathan B. Mellin
December 21, 2016	/s/ Reuben S. Donnelley
Reuben S. Donnelley
December 21, 2016	FOM Corporation
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin President